Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Financial Closing and Commencement of Construction of
the Basin Ranch Project and Agreement to Purchase Remaining 30% Interest in the Basin Ranch Project

Singapore, October 29, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced updates in connection with the Basin Ranch Project, a gas-fired power plant project in Texas with an estimated 1.35 GW capacity (the “Basin Ranch Project”), which, as of the date hereof, is 70%-owned by CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC. OPC has announced the financial closing (the “Financial Closing”) and the commencement of construction of the Basin Ranch Project. OPC also announced the execution of an agreement (the “Purchase Agreement”) with GE Vernova (“GEV” or the “Seller”) for the acquisition of GEV’s remaining 30% ownership interest in the Basin Ranch Project. Set forth below is a summary of some of the terms of the arrangements as announced by OPC.

Basin Ranch Project Financial Closing

As part of the Financial Closing, the following agreements and actions became effective: (i) funding of the full equity commitment by the equity holders of the Basin Ranch Project, as required by the approximately $1.1 billion subsidized loan funded through the Texas Energy Fund (the “TEF Loan”); (ii) execution of an Engineering Procurement and Construction Agreement (the “EPC Agreement”) with a U.S.-based power plant construction company (the “EPC Contractor”) for the construction of the Basin Ranch Project; (iii) financial closing of the loan agreement with Bank Leumi le-Israel Ltd (as described below); and (iv) execution and financial closing of the full TEF Loan agreements, including the first drawdown under the TEF Loan.

At Financial Closing, the equity holders in the Basin Ranch Project funded their equity commitments in the project on a pro rata basis as of the Financial Closing date, whereby CPV (70%) provided for this purpose an aggregate cash amount of approximately $470 million, comprising $300 million through a loan from Bank Leumi le-Israel Ltd (for further details, see Kenon’s report on Form 6-K dated October 23, 2025) and cash of approximately $170 million funded by OPC through a short-term bridge loan to bridge completion of the equity investment process. OPC used part of the funds raised in the equity offering conducted in June 2025 for this purpose.

In addition, additional security was provided by the equity holders in the Basin Ranch Project as part of the Financial Closing, including by CPV, which posted letters of credit (the “LCs”) amounting to approximately $140 million. As previously disclosed by OPC, the LCs are backed by OPC guarantees or provided from certain of OPC’s facilities.

Commencement of Construction of Basin Ranch Project

At Financial Closing, the Basin Ranch Project company entered into the EPC Agreement with the EPC Contractor in connection with the construction of the Basin Ranch Project.

In addition, as previously disclosed by OPC, the equipment for the Basin Ranch Project is to be supplied under an equipment agreement with an affiliate of GEV (the “Equipment Agreement”). The consideration under the EPC Agreement and Equipment Agreement is to be paid over time in accordance with the milestones set in each agreement and is expected to total, in aggregate for both agreements (including additional equipment contracts), approximately $1.4 billion. Both the EPC Agreement and the Equipment Agreement include fixed and variable consideration payable by the Basin Ranch Project company in accordance with the agreements.

At Financial Closing, the EPC Contractor was issued with a Notice to Proceed for the commencement of the construction phase and additional agreements of the Basin Ranch Project became effective. The estimated expected cost of construction of the Basin Ranch Project is between approximately $1.8 billion to $2 billion.

Purchase Agreement for Remaining 30% Interest in the Basin Ranch Project

OPC further announced that CPV has entered into a Purchase Agreement with the Seller for the acquisition by CPV of the Seller’s 30% ownership interest in the Basin Ranch Project, in which CPV currently holds the remaining 70%. According to the Purchase Agreement, the closing of the acquisition of the remaining 30% interest in the Basin Ranch Project is subject to conditions precedent and OPC expects closing to take place no later than February 28, 2026. Such conditions precedent primarily include replacement of collateral provided by the Seller in connection with the TEF Loan. If this closing does not occur by February 28, 2026, the Purchase Agreement will terminate.

The consideration for the acquisition under the Purchase Agreement is approximately $371 million, which includes, among other things, (i) the Seller’s pre-closing investments as of the date of the Purchase Agreement plus additional consideration and (ii) the amount of equity and LCs provided in connection with the TEF Loan and the other Basin Ranch Project equity holders’ commitments related to the Basin Ranch Project in respect of the 30% interest held as of the date hereof by the Seller. The Seller will be entitled to a share of the future outstanding development fees in the Basin Ranch Project which are payable on the commercial operation date.

According to the Purchase Agreement, CPV will pay the consideration (potentially through a combination of cash and LCs) on several dates starting from TEF Loan closing and in the interim period (approximately $65 million), upon the closing of the acquisition under the Agreement (approximately $226 million) and during the construction of the Basin Ranch Project (approximately $80 million in four equal installments starting in 2026). Sources for the above amount are expected to include a combination of (some or all) available cash at CPV and LCs (which are backed by OPC guarantees and/or provided from certain of OPC’s facilities), equity from owners of CPV and/or debt to be provided to CPV. OPC announced that it intends to provide CPV the amount required from the equity holders for such payments (to the extent not provided through CPV’s cash, financing or LCs as mentioned) from internal and/or external sources and to conduct a process with the other limited partners of CPV in accordance with the CPV partnership agreement.

OPC announced that the acquisition of this remaining 30% interest in the Basin Ranch Project will result in consolidation of the Basin Ranch Project in CPV’s and consequently in OPC’s financial statements. OPC is examining the accounting implications of the consolidation of the acquisition on its financial statements.

Additional details regarding the Basin Ranch Project

OPC also announced that the Basin Ranch Project company has entered into commercial agreements for hedging a material portion of the power plant’s capacity and agreements regarding operation and asset management of the facility. Subject to the completion of the construction and commissioning as planned, CPV estimates that commercial operation date of the Basin Ranch Project is expected during 2029.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” or other similar expressions. These statements include statements about the Purchase Agreement and its completion, including the terms and conditions thereof, the expected sources and/or availability of the funding for the consideration payable under the Purchase Agreement including the process with other limited partners of CPV in accordance with the CPV partnership agreement, statements about the EPC Agreement, including the terms and conditions thereof, the expected timelines and milestones under the EPC Agreement, and the expected sources and/or availability of the funding for the consideration payable under the EPC Agreement, statements about the Equipment Agreement, statements about the Basin Ranch Project, including expected attributes of the project such as expected cost of the project and its construction and the duration of construction, and costs under the EPC Agreement and the Equipment Agreement, expected capacity and the estimated date of commercial operation of the Basin Ranch Project, the TEF Loan Agreement, expected accounting treatment and implications, statements about commercial structure including additional hedging agreements and hedging plans and other non-historical statements, statements about the financial closing of the Basin Ranch Project. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Purchase Agreement, the EPC Agreement, the Equipment Agreement, and the Equity Contribution Agreement including meeting conditions precedent for the transactions contemplated by the agreements, risks relating to the TEF Loan Agreement including risks relating to execution closing and funding of the TEF Loan Agreement by the deadline in the Purchase Agreement, risks relating to the process with the other limited partners of CPV in accordance with the CPV partnership agreement, if it proceeds, including as to its terms or completion and scope of participation of such partners or which partners may ultimately participate, risks relating to the Basin Ranch Project, including relating to meeting conditions for the Basin Ranch Project, risks relating to the hedging arrangements including the risk that hedging arrangements may not be effective, and the ultimate cost and timing to complete the Basin Ranch Project if it proceeds, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.